2007 — 11

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period commencing November 27 through December 21, 2007

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises a copy of the following press releases entitled:
•	“Philips updates markets on Consumer Lifestyle businesses”, dated December 06, 2007

•	“Philips agrees to sell Set-Top Boxes and Connectivity Solutions businesses to Pace Micro Technology of the UK”, dated December 19, 2007

•	“Philips plans to repurchase an additional EUR 5 billion worth of shares”, dated December 19, 2007

•	“U.S. antitrust conditions fulfilled for Philips’ acquisition of Genlyte”, dated December 19, 2007

•	“Philips to make public offer for all shares of US-based Respironics; a major step forward for Philips Healthcare”, dated December 21, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 21st day of December 2007.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ E.P. Coutinho

(General Secretary)

Philips updates markets on Consumer Lifestyle businesses
Thursday, December 06, 2007
Amsterdam, The Netherlands — In a meeting with investors and financial analysts today, Royal Philips Electronics (AEX: PHI, NYSE: PHG) will provide an update on how its consumer lifestyle businesses have and will continue to add value and sustainable growth to the company. Philips will also elaborate on the formation of the new Philips Consumer Lifestyle sector as per January 1, and this new, integrated sector will help Philips achieve the targets set as part of its “Vision 2010” strategic plan, which was communicated in September.
In separate presentations, the chief executives of both the Domestic Appliances & Personal Care (DAP) division as well as Consumer Electronics (CE) will highlight characteristics of the portfolios and business models of their respective businesses, elaborate on past business performance and detail why both businesses are in a strong position for the future. Rudy Provoost, Chief Executive Officer of CE, will focus on explaining how the business’ asset-light strategy and a focus on design and relevant innovation has allowed it to deliver consistent performance over the past twelve quarters and will confirm that the division is on track to achieve an EBITA target of around 3% for 2007. Mr. Provoost will also confirm that all businesses within CE continue to show year-on-year improvement, except for Connected Displays, where margin pressure remains high, particularly in North-America.
Andrea Ragnetti, Chief Executive Officer of DAP, will focus on the fundamentals of the strong performance of its businesses and the key drivers of the sustainable growth in sales and margins DAP has achieved. Mr. Ragnetti, who will become CEO of Philips Consumer Lifestyle sector effective January 1, will also elaborate on the strong prospects of Consumer Lifestyle going forward. Combining key competencies of DAP and CE in one consumer lifestyle powerhouse and addressing a more sizeable overall market than before by entering new value spaces, the Consumer Lifestyle sector is excellently positioned to grow above market levels and deliver overall EBITA improvement. Mr. Ragnetti will confirm that the formation of Consumer Lifestyle will lead to cost synergies of around EUR 150 million to EUR 200 million a year by 2010.
Presentations will begin at 10:00 AM (CET), and can also be followed via webcast. Please click here to listen to this webcast. Please click here to go the Philips News Center “Vision 2010” announcement page to see more details about the plan.
Agenda, presentations and audiocast
+ Click here for the Analysts’ Day agenda, presentations and audiocast
For further information, please contact:
Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 128,100 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially form those expressed or implied by these forward-looking statements. Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Philips agrees to sell Set-Top Boxes and Connectivity Solutions businesses to Pace Micro Technology of the UK
Wednesday, December 19, 2007
Amsterdam, The Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced it has reached an agreement in principle to sell its Set-Top Boxes (STB) and Connectivity Solutions (CS) businesses, currently part of its Home Networks business unit within the Consumer Electronics division, to U.K.-based technology provider Pace Micro Technology (FTSE: PIC). Philips agreed in principle to divest the STB and CS businesses to Pace in exchange for 70 million Pace shares. The proposed transaction is subject to approvals from Pace shareholders, the relevant regulatory authorities and Philips’ workers council. After its successful completion, Philips will become a 23% shareholder in the combined business, representing a market value of around EUR 90 million calculated with the closing price of Pace shares on December 18. The transaction is expected to close in the first quarter of 2008.
The outcome of the transaction will result in a combination of strengths of two leading players in the industry, creating one of the largest set-top-box players in the world at a time when the shift from analog to digital TV is rapidly increasing. Commenting on the sale, Philippe Alcaras, Business Unit leader Philips Home Networks said: “We feel that the rapidly changing dynamics of the markets in which the STB and CS businesses operate will inevitably culminate in further industry consolidation. By striking a deal with Pace now, we gain the first-mover advantage and it shows Philips’ determination to secure a leading role for our businesses, and make them even more relevant to our customers and technology partners.”
Generating estimated revenues of EUR 425 million in 2007, the STB and CS businesses together employ approximately 335 people, predominantly based in France, who would transfer to Pace as part of the transaction. The remainder of Home Networks, Home Communications, which includes Internet Telephony and Home Telephony (DECT), will become part of the Peripherals & Accessories unit within Philips’ Consumer Lifestyle sector.
For further information, please contact:
Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 128,100 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
About Pace Micro Technology
Pace Micro Technology (FTSE: PIC) is a leading technology developer for the global pay-TV industry. Pace’s main focus is on creating intelligent and innovative products and services that benefit our customers and fuel the development of digital TV. Over the last 25 years, Pace has developed one of the world’s most experienced specialist engineering teams and is now the partner of choice for leading pay-TV operators across the globe. Pace’s international headquarters are in Saltaire, West Yorkshire, U.K., with further offices in the U.S., France, India and Hong Kong. News from Pace is located at: www.pacemicro.com/corporate/newsroom.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially form those expressed or implied by these forward-looking statements. Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Philips plans to repurchase an additional EUR 5 billion worth of shares
Wednesday, December 19, 2007
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that it plans to repurchase EUR 5 billion worth of common Philips shares within the next two years. Shares repurchased under this new program will be subsequently cancelled. The announcement of this new share repurchase program follows the adoption by the Dutch parliament last night of an amendment in Dutch tax legislation, effective January 1st 2008, that increases the amount that companies may spend repurchasing shares free of withholding tax.
“This new program has been enabled by a more investor-friendly tax regime in the Netherlands that Philips has been advocating for a while and which will increase the tax efficient share repurchase capacity of companies within its scope. I am very pleased that as a result we are now able to take this additional important step in our capital re-allocation process,” Philips President and Chief Executive Officer Gerard Kleisterlee said. “With this share repurchase program now in place, combined with the EUR 5.2 billion worth of shares already repurchased since 2005 and the EUR 6.5 billion of acquisitions which we have completed or announced in the same period, Philips is well under way to achieve its goal of an efficient balance sheet before the end of 2009.”
Philips’ capital reallocation program aims to fuel growth at key businesses through value-creating acquisitions, while maintaining a good balance with capital redistribution to shareholders. This process has successfully positioned Philips as a focused, market-driven and people-centric company active in the areas of Healthcare, Lighting and Consumer Lifestyle.
As a consequence of this new share repurchase program, Philips will terminate as of today its second trading line through which EUR 820 million worth of shares were purchased out of an initially planned amount of EUR 1.63 billion.
Philips intends to begin this repurchase program as of January 2nd 2008 and will enter into subsequent discretionary management agreements with one or more banks to repurchase Philips shares within the limits of relevant laws and regulations (in particular EC Regulation 2273/2003) and Philips’ articles of association. All transactions under this program will be published on the Philips’ website (www.philips.com/investor) on a weekly basis.
The appropriate authorizations to complete the program will be proposed to the 2008 Annual General Meeting of shareholders.
For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 128,100 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially form those expressed or implied by these forward-looking statements. Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

U.S. antitrust conditions fulfilled for Philips’ acquisition of Genlyte
Wednesday, December 19, 2007
Amsterdam, the Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) (“Philips”) today announced the expiration, as of 11:59 p.m. EST on December 17, 2007, of the mandatory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the previously announced tender offer by Philips’ indirect wholly owned subsidiary Golf Merger Sub, Inc. (“Philips Merger Sub”) for all outstanding shares of common stock of The Genlyte Group Incorporated (“Genlyte,” ) for $95.50 per Genlyte share, without interest and subject to any applicable withholding of taxes. The expiration of the mandatory waiting period under the HSR Act is a condition to Philips Merger Sub’s obligation to accept for payment and to pay for the Genlyte shares tendered into the tender offer.
On November 30, 2007, Philips Merger Sub commenced the tender offer for the Genlyte shares, which is being made in accordance with the Agreement and Plan of Merger, dated as of November 25, 2007, by and among Genlyte, Philips Holding USA Inc. and Philips Merger Sub (the “merger agreement”). The offer and withdrawal rights will expire at 12:00 midnight EST on January 2, 2008, unless the offer is extended in accordance with the merger agreement and the Tender Offer Statement on Schedule TO (containing the offer to purchase, a letter of transmittal and related materials) relating to the tender offer that has been filed with the Securities and Exchange Commission (the “SEC”).
Investors and stockholders of Genlyte are urged to read the Tender Offer Statement on Schedule TO because it contains important information, including the various terms of, and conditions to, the tender offer. Investors and stockholders of Genlyte may obtain these and other documents regarding the tender offer, the merger and the related transactions filed by Philips and Genlyte for free from the SEC’s website at www.sec.gov.
Georgeson Inc. is the Information Agent for the tender offer and any questions or requests for assistance or free copies of the offer to purchase and the letter of transmittal may be directed to it at 199 Water Street, 26th Floor, New York, NY 10004 or by telephone toll-free at (888) 679-2871 or at (212) 440-9800 (bankers and brokers only). Goldman, Sachs & Co. is the Dealer Manager for the tender offer and can be reached at 85 Broad Street, New York, NY 10004 or by telephone toll-free at (800) 323-5678 or collect at (212) 902-1000.
This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase Genlyte Shares, nor is it an offer or solicitation of an offer to sell any securities. The tender offer is made solely by means of the offer to purchase.
For more information, please contact:
Jayson Otke

Philips Corporate Communications
Tel: +31 20 5977215
Email: jayson.otke@philips.com
David Wolf
Philips Corporate Communications North America
Tel: +1 917-455-7857
Email: david.l.wolf@philips.com
Raymond L. Zaccagnini
Genlyte Group
Tel: +1 502 420 9500
Email: rzaccagnini@genlytegroup.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 128,100 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this press release will completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Philips to make public offer for all shares of US-based Respironics; a major step forward for Philips Healthcare
Friday, December 21, 2007
•	Philips and Respironics agree to all-cash offer of USD 66 per share; total transaction price of approximately EUR 3.6 billion

•	Acquisition significantly strengthens Philips Healthcare, will provide a strategic platform for further growth and leverages the acquisitions of Lifeline and Raytel

•	Acquisition will make Philips a leader in the global Home Healthcare space and in the fast-growing field of obstructive sleep apnea management and home respiratory care

•	Philips’ ‘in-hospital’ position also strengthened through acquisition given Respironics’ strong non-invasive ventilation and respiratory monitoring products for hospitals and clinics

•	Respironics Board of Directors recommends offer to shareholders
Amsterdam, the Netherlands and Murrysville, Pennsylvania, USA — Royal Philips Electronics (AEX: PHI, NYSE: PHG) (“Philips”) and Respironics, Inc (Nasdaq: RESP) today announced a definitive merger agreement pursuant to which Philips will commence a tender offer to acquire all of the outstanding shares of Respironics for USD 66 per share, or a total purchase price of approximately EUR 3.6 billion (USD 5.1 billion) to be paid in cash upon completion. This transaction will firmly place Philips as a global leader in the fast-growing home healthcare market by adding new product categories in obstructive sleep apnea and home respiratory care to its existing businesses in this field. In addition, this acquisition will be highly complementary to Philips’ patient monitoring businesses in the hospital setting. The board of directors of Respironics has unanimously approved the transaction and recommends the offer to their shareholders.
Respironics, based in Murrysville, Pennsylvania, USA, is the leading provider of innovative solutions for the global sleep therapy and respiratory markets. The fast-growing company develops, manufactures, distributes and markets innovative products in the field of respiratory medical technology, which are used in both home settings as well as in hospitals and clinics. Respironics has approximately 5,300 employees worldwide.
“Respironics is an excellent strategic fit and will significantly drive our growth in healthcare both in the hospital and in the home,” said Gerard Kleisterlee, President and Chief Executive Officer of Royal Philips Electronics. “The acquisition of Respironics is another major milestone towards the completion of our objective to build market leadership positions in high-growth, high-margin businesses across the three market sectors of healthcare, lighting and consumer lifestyle. It is also another significant step in our continuing capital re-allocation process. With about EUR 10 billion worth of closed or announced acquisitions since 2005 and EUR 10.2 billion of realized or announced share repurchase programs during the same period, we are well on track to deliver an efficient balance sheet before the end of 2009.”

Almost three-quarters of Respironics’ sales are achieved in the company’s Sleep and Home Respiratory business which consists of diagnostic and therapeutic devices for sleep disordered breathing and chronic respiratory diseases. Respironics is a global leader in the treatment of Obstructive Sleep Apnea (OSA), a condition characterized by the repeated cessation of breathing during sleep. It is estimated that in the United States alone there are 18 — 20 million sufferers of moderate or severe OSA of which only 15 — 20% have been diagnosed. Research in recent years has shown a link between OSA, heart disease, stroke and diabetes. Additionally, the company has a leading position in noninvasive ventilation and has recently introduced new home oxygen technologies to serve the needs of respiratory impaired patients in the home. The remainder of the Company’s business is focused on the hospital channel and includes noninvasive and invasive ventilation, respiratory monitoring, neonatal products and respiratory drug delivery technologies for the treatment of respiratory diseases.
Growth in the USD 5 billion plus global respiratory markets is expected to be at least 10% per annum going forward and the market for global sleep apnea management in particular is expected to show a mid-teen percentage growth rate annually in the coming years, as rising awareness of this potentially life-threatening condition leads to increasing diagnosis and treatment of OSA. Growth in the global sleep and respiratory markets is expected to be particularly significant in Asia and Europe, where Philips’ strong brand combined with the sales and distribution channels of both organizations will further accelerate adoption of Respironics’ innovative portfolio.
“A core part of Philips’ healthcare strategy is to take a leading position in the high-growth sector of home healthcare,” Steve Rusckowski, Chief Executive Officer of Philips Healthcare and member of the Board of Management of Royal Philips, said. “This acquisition, with its significant strategic and financial benefits to Philips Healthcare, is another important step in carrying out this strategy.” Upon completion of this acquisition, Respironics will become the centerpiece of Home Healthcare Solutions, which will form part of Philips Healthcare as of January 1, 2008.
“The transaction we are announcing today will deliver superior and certain value to Respironics’ shareholders,” said John L. Miclot, President and Chief Executive Officer of Respironics. “The combination of Respironics and Philips will allow us to continue to provide exceptional products and services to our customers and allow Respironics to expand its leadership in the global sleep and respiratory markets. Philips is the right partner to create additional growth opportunities for our company, and we believe that our company will benefit significantly by being part of a larger, growing and dynamic organization. We look forward to working with Philips to ensure an effective and seamless transition.”
Philips has made a number of successful acquisitions in the area of Home Healthcare so far. Last year Philips announced the acquisition of Lifeline Systems, and Health Watch and Raytel Cardiac Services were added this year. Philips Home Healthcare Solutions already offers a range of solutions that enable the treatment and monitoring of patients in the surroundings of their personal living space rather than in a hospital environment. Today, Philips Home Healthcare Solutions supports almost one million at-risk seniors, either in their own homes or in senior living facilities throughout the U.S. and Canada.

Cost synergies expected from this transaction will be primarily based on supply chain optimization and savings in general and administrative expenses including IT related synergies to be achieved by leveraging Respironics’ strong IT infrastructure. Respironics’ respiratory management portfolio is synergistic with Philips’ current offerings in patient monitoring, from pre-hospital admission to long-term disease management in the home. The combined businesses will profit from cross-selling opportunities leveraging Philips’ existing strengths in both the hospital and the home. The transaction will be immediately accretive to revenue growth as well as EBITA margin to Philips and Philips Healthcare.
Over a twelve month period ending in September 2007, Respironics reported sales of approximately USD 1.2 billion with an EBITDA margin of 19%. In its last five fiscal years Respironics has seen revenues grow at a compound annual growth rate of 19% whilst the EBITA margin grew at a compound annual growth rate of 20% over this period.
This transaction is structured as an all-cash tender offer by Philips for all of the issued and outstanding shares of Respironics, to be followed by a merger in which each remaining un-tendered share of Respironics will be converted into the USD 66 per share price paid in the tender offer. The tender offer is expected to commence by January 8, 2008 and is not subject to any financing contingency. The acquisition will be effected pursuant to a merger agreement and is subject to the terms and conditions of that agreement. These include the tender of a majority of the outstanding Respironics shares, as well as customary U.S. and EU regulatory clearances. The transaction is expected to close in the first quarter of 2008 upon which Respironics will become the headquarters for Philips Home Healthcare Solutions group within Philips Healthcare.
At 10.00 AM CET today, financial analysts are invited to join a telephone conference with Gerard Kleisterlee, Philips’ President and CEO, Pierre-Jean Sivignon, Chief Financial Officer of Philips and Steve Rusckowski, Chief Executive Officer of Philips Healthcare. A live webcast of this conference call and a presentation with regard to this transaction will be made available on Philips’ Investor Relations website at: http://www.philips.com/about/investor/index.page.
At 11.30 AM CET today, journalists are invited to join a telephone briefing with Mr Kleisterlee, Mr Sivignon and Mr. Rusckowski. A live webcast of this briefing will be made available on Philips’ News Center website at: http://www.newscenter.philips.com/about/news/index.page
Background information
+ Click here for all background information, including the media backgrounders, presentation, webcasts, biographies and images.
For further information, please contact:
Arent Jan Hesselink

Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com
Andre Manning
Philips Healthcare Communications
Tel: +1 646 508 4545
Email: andre.manning@philips.com
Dan Bevevino
Vice President & CFO, Respironics
Tel: +1 724 387 5235
Maryellen Bizzack
Director, Marketing & Communications, Respironics
Tel: +1 724 387 5006
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 128,100 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.
About Respironics
Respironics is a leading developer, manufacturer and distributor of innovative products and programs that serve the global sleep and respiratory markets. Focusing on emerging market needs, the Company is committed to providing valued solutions to help improve outcomes for patients, clinicians and healthcare providers. Respironics markets its products in 141 countries and employs over 5,300 associates worldwide. Further information can be found on the Company’s Web site: www.respironics.com.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Additional Information
The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell Respironics’s common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this press release when they become available because they will contain important information. The tender offer statement will be filed by Moonlight Merger Sub, Inc., a fully-owned subsidiary of Philips Holding USA Inc., which is a fully-owned subsidiary of Royal Philips Electronics, with the Securities and Exchange commission (“SEC”) and the solicitation/recommendation statement will be filed by Respironics with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Philips or Respironics with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Investor Relations of Respironics at 1010 Murry Ridge Lane, Murrysville, PA 15668.